SEC FILE NUMBER	001-31579
CUSIP NUMBER	25811P852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 Franklin D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920-2717

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Doral Financial Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Second Quarter Form 10-Q”).

The Company has continued working to complete all of the required information for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “First Quarter Form 10-Q”). As previously disclosed in the Company’s Notification of Late Filing for the quarter ended March 31, 2014, dated May 13, 2014, the delays in filing the First Quarter Form 10-Q are primarily the result of the receipt by the Company on May 1, 2014, of a joint Report of Examination of Doral Bank issued by the Federal Deposit Insurance Corporation and the Puerto Rico Office of the Commissioner of Financial Institutions for the review period ending March 31, 2013 (the “Report of Examination”) in which Doral Bank was notified that it may no longer include in its calculation of Tier 1 Capital certain tax receivables from the Government of Puerto Rico. For additional information on the disallowance of the Puerto Rico Government tax receivables in the Tier 1 Capital of Doral Bank please see the Company’s Form 8-K filed with the Securities and Exchange Commission on May 1, 2014 (the “May 1 Form 8-K”). The Report of Examination also instructs the Company to recognize certain charges related to loans and non-performing assets, and to evaluate certain assumptions in the allowance for loan losses and for modified loans. Until the Company has fully assessed the impact of the information set forth in the Report of Examination on its business, has undertaken an analysis to determine whether it will be able to obtain on an ongoing basis an unqualified opinion of its independent auditors, as disclosed in the May 1 Form 8-K, has completed the review of certain valuation methodologies and estimates, has completed the Company’s evaluation of its deferred tax assets in light of new developments in connection with the lawsuit against the Government of Puerto Rico, and has evaluated any adjustments relating to a possible settlement of such lawsuit under a court-supervised negotiation process, the Company cannot finalize the preparation of its quarterly financial statements as of and for the three months ended March 31, 2014.

Until the Company has completed this additional work and has filed its First Quarter Form 10-Q, the Company will be unable to complete and file its Second Quarter Form 10-Q. As a result of these developments, the Company is unable, without unreasonable effort or expense, to timely file its Second Quarter Form 10-Q within the 5-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Hooston Executive Vice President and Chief Financial Officer	787	474-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended March 31, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company expects that its results of operations for the six months ended June 30, 2014 will be significantly different from the results of operations for the six months ended June 30, 2013. The results of operations for the three months ended June 30, 2014 compared to the three months ended June 30, 2013 are expected to reflect additional provisions for loan losses and the Company’s allowance for loan and lease losses, additional write downs in certain non-performing assets, additional losses in respect of non-performing assets sold or held for sale, and possible adjustments dependent upon whether the Company is able to settle its lawsuit against the Government of Puerto Rico relating to certain tax receivables. Until the Company has completed and filed its First Quarter Form 10-Q and is able to turn to the preparation of its Second Quarter Form 10-Q, the Company cannot reasonably estimate its results for the three and six months ended June 30, 2014.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2014	By:	/s/ David Hooston
David Hooston Executive Vice President and Chief Financial Officer